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10028567

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41437

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _LOWELL & COMPANY INC._

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4021 84th ST Suite 100
                          (No. and Street)

LuBBock   _TX_   _79423_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT _806-747-2644_
TERi McNEELY   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEAVER AND TIDWELL, L.L.P.
                      (Name – if individual, state last, first, middle name)

24 GREENWAY PLAZA, SUITE 1800	HOUSTON	TEXAS	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __WILLIAM H. LOWELL__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __LOWELL & COMPANY INC__, as of __DECEMBER 31__, 20__09__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

LINDA GAYLE JORDAN
Notary Public, State of Texas
My Commission Expires
January 09, 20~~09~~ /4

_____
Signature

__PRESIDENT__
Title

Linda Gayle Jordan
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LOWELL AND COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2009

C O N T E N T S



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Lowell and Company, Inc.
Lubbock, Texas

We have audited the accompanying statement of financial condition of Lowell and Company, Inc. (the Company) as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lowell and Company, Inc. as of December 31, 2009, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 24, 2010

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

HOUSTON
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P:(713) 850 8787   F:(713) 850 1673

LOWELL AND COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	13,631
Cash deposit with clearing broker		10,000
Accounts receivable, net of allowance for uncollectible accounts of $7,000		137,230
Fixed assets, net of accumulated depreciation of $42,080		25,596
Other assets		4,398
TOTAL ASSETS	$	190,855

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	26,068
Commissions payable		2,908
Note payable to stockholder		45,000
Capital lease obligation		6,509
Total liabilities		80,485

STOCKHOLDER'S EQUITY:

Common stock, $1 par value, authorized 1,000,000 shares, issued 1,000 shares	1,000
Additional paid-in capital	40,630
Retained earnings	68,740
Total stockholder's equity	110,370
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 190,855

The Notes to Financial Statements are
an integral part of these statements.

LOWELL AND COMPANY, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

Revenues
Commission fees	$	453,851
Investment advisory fees		421,750
Interest income		4,543
Other income		7,031
Total revenues		887,175

Operating expenses
Brokerage and clearance expenses		37,665
Commissions, salaries, and payroll expenses		418,726
Communications and data processing		30,605
Interest expense		698
Occupancy, operating and overhead		203,710
Total operating expenses		691,404
Net income	$	195,771

The Notes to Financial Statements are
an integral part of these statements.

LOWELL AND COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common stock	Additional paid in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2008	$ 1,000	$ 40,630	$ 62,668	$ 104,298
Net income	-	-	195,771	195,771
Dividends paid	-	-	(189,699)	(189,699)
Balance, December 31, 2009	$ 1,000	$ 40,630	$ 68,740	$ 110,370

The Notes to Financial Statements are
an integral part of these statements.

LOWELL AND COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 195,771

Adjustments to reconcile net income to net
  cash provided by operating activities:

Depreciation	7,826
Bad debt expense	7,000
Change in accounts receivable	(71,098)
Change in other assets	(4,048)
Change in accounts payable and accrued expenses	13,234
Change in commissions payable	1,236
Net cash provided by operating activities	149,921

CASH FLOW FROM INVESTING ACTIVITIES

Acquisition of fixed assets	(17,208)
Net cash used in investing activities	(17,208)

CASH FLOW FROM FINANCING ACTIVITIES

Payment on capital lease obligations	(3,268)
Proceeds from note payable - related party	45,000
Payment of dividends	(189,699)
Net cash used in financing activities	(147,967)

Decrease in cash and cash equivalents	(15,254)
Cash and cash equivalents, beginning of year	28,885
Cash and cash equivalents, end of year	$ 13,631

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid in cash	$ 698
State income taxes paid	$ 4,161

The Notes to Financial Statements are
an integral part of these statements.

NOTE 1. ORGANIZATION AND OPERATIONS

Lowell and Company, Inc. (the Company) was organized as a Texas Corporation on April 18, 1989. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and various states and is a member of the Financial Industry Regulatory Authority (FINRA). As an introducing broker-dealer, the Company does not hold customer funds or securities, and clears all customer transactions on a fully disclosed basis through a clearing broker.

The Company also operates as Lowell Asset Management and provides asset management services to institutional and individual clients.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies that are in conformity with accounting principles generally accepted in the United States of America which are followed consistently by the Company in the preparation of its financial statements.

Revenues

Revenues from securities transactions are recognized as commission fees and are recorded on a trade-date basis. The Company also receives investment advisory fees as compensation for managing its clients' accounts. The annual fees are payable monthly or quarterly in advance and are computed based upon the market value of the assets under management for each account.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Deposit with Clearing Broker

The Company and the clearing broker attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company maintains a $10,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

Receivable from or Payable to Clearing Broker

Receivable from or payable to clearing broker represents the net amount due from or to the Company's clearing broker for funds held in Company accounts net of clearing, execution, and sundry charges incurred for the execution of trades for customers of the Company. These charges are recorded on a trade date basis. At December 31, 2009, there was no receivable or payable to clearing broker.

Fixed Assets

Fixed assets consist of office equipment, furniture and fixtures, and leasehold improvements and are stated at cost less accumulated depreciation. Depreciation for financial reporting purposes is computed on the straight-line method over the estimated useful life of the related asset. Leasehold improvements are amortized over the life of the lease. Office equipment and furniture and fixtures are depreciated over an estimated useful life of three to seven years. Maintenance and repair costs are charged to expense as incurred.

Income Taxes

The Company has elected to be taxed as an S-Corporation and is therefore treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes – Continued

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, disclosures and transition relating to the adoption of the new accounting standard. As of December 31, 2009, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties on state income taxes in the statement of operations. For the year ended December 31, 2009, the Company had no interest and penalties on state income taxes.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital is 1 to 1 and the net capital of $80,376 exceeds the minimum net capital required of $5,000.

NOTE 4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2009, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 5. NOTE PAYABLE TO STOCKHOLDER

The Company has a note payable totaling $45,000 at December 31, 2009, due to the stockholder. The note payable corresponds to a loan the stockholder has through a financial institution which is due on May 2, 2010 and accrues interest at 6%.

NOTE 6. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the Company's annual revenue or outstanding accounts receivable balance at the end of the year. At December 31, 2009, the Company had one major customer whose outstanding balance was 47% of the total accounts receivable balance.

NOTE 7. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2009:

Leasehold improvements	$	6,324
Furniture and fixtures		18,228
Office equipment		43,124
		67,676
Less accumulated depreciation		42,080
Net property and equipment	$	25,596

Depreciation and amortization expense totaled $7,826, for the year ended December 31, 2009.

NOTE 8. COMMITMENTS

Operating Leases

The Company leases office space in Lubbock under agreement classified as an operating lease. Future minimum lease payments under these leases are as follows:

Year ending December 31,		
2010	$	52,859
2011		8,846

Rent expense totaled $44,950 for the year ended December 31, 2009.

Capital Leases

Certain equipment has been leased under terms which constitute a capital lease. The asset is amortized over the same period as similar assets and interest expense is recorded based on the outstanding lease obligation. The amount capitalized under the lease agreement is as follows as of December 31, 2009:

Office equipment	$	14,707
Less accumulated depreciation		8,089
Equipment under capital leases, net	$	6,618

Future minimum lease payments for equipment under capital lease as of December 31, 2009 are as follows:

Year ending December 31,		
2010	$	2,977
2011		2,977
2012		993
Total minimum lease payments		6,947
Less amount representing interest		438
Present value of minimum lease payments	$	6,509

LOWELL AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 8. COMMITMENTS – CONTINUED

Litigation

The Company is subject to various claims arising in the normal course of business. Management believes any such claims will not have a material adverse impact on the Company's financial position or result of operations.

NOTE 9. EXEMPTION FROM RULE 15c3-3

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between itself and its customers through one or more bank accounts designated as a "Special Account for the Executive Benefit of Customers."

During the year ended December 31, 2009, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.

NOTE 10. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued FASB ASC 105, "Generally Accepted Accounting Principles", which establishes the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of FASB ASC 105, the Company has updated references to generally accepted accounting principles in its financial statements issued for the period ended December 31, 2009. The adoption of FASB ASC 105 did not impact the Company's financial position or result of operations.

NOTE 11. SUBSEQUENT EVENTS

The Company has paid dividends totaling $28,000 subsequent to year end.

The Company has evaluated subsequent events through February 24, 2010, which is the date the financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2009 that warrant additional disclosure.

SUPPLEMENTAL INFORMATION

LOWELL AND COMPANY, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE
INDEBTEDNESS, AND RATIO OF AGGREGATE
INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2009

NET CAPITAL

Stockholder's equity, as reported on statement of financial condition	$	110,370
Less nonallowable assets:		
Fixed assets		25,596
Other assets		4,398
Net capital	**(1)** $	80,376

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from the statement of financial condition		80,485
Aggregate indebtedness	**(1)** $	80,485
Net capital requirements	$	5,000
Excess net capital	$	75,376
Ratio of aggregate indebtedness to net capital	**(1)**	1 to 1

(1) See the reconciliation of these amounts to the 2009 fourth quarter FOCUS
Report on the following page.

The Notes to Financial Statements are
an integral part of these statements.

12

LOWELL AND COMPANY, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1 – CONTINUED
DECEMBER 31, 2009

(1) Aggregate indebtedness and the ratio of aggregate indebtedness to net capital does not agree with the respective amounts per the 2009 fourth quarter FOCUS Report filed on January 26, 2010 (FOCUS) due to the following:

Net capital per the FOCUS	$	138,069
AUDIT ADJUSTMENTS		
Accounts receivable		(10,000)
Accrued expenses		(4,000)
Beginning net capital		(1,803)
Note payable - stockholder		(45,000)
Other adjustments		3,110
Net capital from page 12 of auditor's Financial Report	$	80,376
Aggregate indebtedness per the FOCUS	$	21,254
Client adjustments prior to audit		(158)
Add back client exclusions from aggregate indebtedness		14,889
AUDIT ADJUSTMENT		
Intercompany elimination		(4,500)
Accrued expenses		4,000
Note payable - stockholder		45,000
Aggregate indebtedness from page 12 of auditor's Financial Report	$	80,485
Ratio of aggregate indebtedness to net capital:		
FOCUS		.15 to 1
Page 12 of auditor's financial report		1 to 1

The Notes to Financial Statements are
an integral part of these statements.



AUDITOR'S REPORT ON INTERNAL CONTROL

AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Lowell and Company, Inc.

In planning and performing our audit of the financial statements of Lowell Company, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

14

HOUSTON
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P:(713) 850 8787   F:(713) 850 1673

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 24, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 24, 2010



INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES
RELATED TO THE SECURITIES INVESTOR PROTECTION CORPORIATION
TRANSITIONAL ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder
Lowell and Company, Inc.
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Lowell and Company, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Agreed the listed assessment payments in Form SIPC-7T with respective cash disbursement entries in the general ledger and copies of checks without exception.

2. Agreed the total revenues reported on the audited Form X-17A-5 for the year ended December 31, 2009, less the revenues reported on the unaudited Form X-17A-5 for the quarter ended March 31, 2009, with the total revenues reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting a difference of $46,100. The difference noted between the audited financial statements and the Form X-17A-5 for the year ended December 31, 2009 was due to the following:

   • The Company included intercompany revenue in total revenues for the quarterly Form X-17A-5 filing. The registered investment advisor pays the broker dealer a monthly fee related to administrative services provided. The resulting revenue and expense were eliminated as intercompany revenue/expenses in the audited financial statements.

3. Agreed the detailed schedules supporting commissions on transactions in exchange listed equity securities executed on an exchange to the Form SIPC-7T, noting a difference of $1 and agreed the detailed schedules supporting revenue from sale of investment company shares reported in Form SIPC-7T without exception.

4. Footed the Form SIPC-7T and the related schedules and working papers without exception.

AN INDEPENDENT   WEAVER AND TIDWELL LLP   16   HOUSTON
MEMBER OF BAKER TILLY   CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS   24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
INTERNATIONAL   WWW.WEAVERLLP.COM   P:(713) 850 8787   F:(713) 850 1673

5. Noted no overpayment applied to the current assessment on Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 24, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15TH St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

SIPC-7T

(29-REV 12-09)

Transitional Assessment Reconciliation
(Read carefully the instruction in you working copy before completing this form)
TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> Lowell and Company, Inc.
> 4021 84th Street, Suite 100
> Lubbock, TX. 79423

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Teri McNeely 806-747-2644

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]	$	1,639
B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)		(513)

1/6/09 & 7/24/09
_____
Date Paid

C. Less prior overpayment applied		
D. Assessment balance due or (overpayment)	$	1,126
E. Interest computed on late payment (see instruction E) for days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)	$	1,126

G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1,126

H. Overpayment carried forward   _____

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lowell and Company, Inc.
_____

President
_____

Dated the 27 day of January, 2010 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER	Dates:	Postmarked	Received	Reviewed
	Calculations _____	Documentation _____		Forward(Copy of Corporation, Partner ship of other organization)
	Exceptions:			(Authorized Signature)
	Disposition of exceptions:			(Title)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

2a, Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 719,796

2b, Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above,

(2) Net loss from principal transactions in securities in trading accounts,

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a,

(5) Net loss from management of or participation in the underwriting or distribution of securities,

(6) Expenses other than advertising, printing, registration lees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities,

(7) Net loss from securities in investment accounts,

Total additions $ 719,796

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products, $ 54,575

(2) Revenues from commodity transactions,

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions,

(4) Reimbursements for postage in connection with proxy solicitation,

(5) Net gain from securities in investment accounts,

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date,

(7) Direct expenses of printing advertising and legal lees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act),

(8) Other revenue not related either directly or indirectly to the securities business, (See Instruction C):

$ -

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income, $, _

(ii) 40% of interest earned I}11 customers securities accounts (40% of FOCUS line 5, Code 3960), $, -------   9446

Enter the greater 01 line (i) or (ii) $ 9,446

Total deductions $ 64,021

2d, SIPC Net Operating Revenues $ 655,775

2e, General Assessment @ .0025 $ 1,639

(To page 1 but not less than $150 minimum)

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